
FIGHT FOR THE HEART OF AMERICA
WWW.HEROINFILM.COM

SHOOTING HEROIN MOVIE

2019 Report

Dear investors,

We release the film nationwide this Friday April 3rd on the following channels:
Platforms confirmed for Shooting Heroin (VOD and EST)

Cable:
Indemand and MSOs
Vubiquity
Verizon Fios
ATT U-Verse
Directv
Dish Network-IPVOD/EST
Sling

Digital:
1. iTunes
2. Amazon Transactional
3. GooglePlay
4. Microsoft X-Box
5. Vimeo
6. Sony PSN
7. Fandango
8. Vudu

We have also received some great film festival awards and press at: www.HeroinFilm.com

So there will be much more to report next year! I hope you and your family are safe, healthy, and hopeful during these strange times. All the best and please let me know if you have any questions.

We need your help!

Promote the film, Share with Friends and Family that the film is available Friday. Fundraising a P&A Loan (Print and Ad Marketing Loan) to promote the National and International release of the movie. This film is now more than ever a educational tool. With COVID-19 the amount of Drug use will skyrocket. Being able to market this film will allow us to reach those affected by addiction and those who may turn to drug use.

Sincerely,

Spencer T Folmar

Director, Writer, and Producer

Our Mission

On average, Americans only have one degree of separation from someone affected by opioids. This film will touch people regardless of their background, so we believe it will be widely released. It's our sincere hope and wish that "Shooting Heroin" will have a big, positive impact on our audience, and inspire people to reach out to those suffering from addiction in their lives.

See our full profile

How did we do this year?

Report Card

B+

The Good

- Theatrical Tour
- Film Festival Awards
- Distribution

The Bad

- Delayed International Sales
- Canceling Nationwide Theatrical Release
- COVID-19

2019 At a Glance

January 1 to December 31

$200,030
Revenue

-$80,060
Net Loss

$12,671
Short Term Debt

$80,866
Raised in 2017

$125,000
Cash on Hand
As of 03/27/19

We ❤ Our 69 Investors

Thank You For Believing In Us

Isaac March
Gregory Bell
Chris Garot
Silvano Senzamici
Michael Michael
Anna Owczarz
Steve Zhang
Tracie D Edwards
Paul Zandbergen
Shawn Tray
Stanley. Evans
Kevin Brown
Trayvon Larkin
David Chua Boon Ghee
Natasha Chisdes
Robert Mollica
Palliankal Varghese OOM...
Joshua Gervais
Roosevelt Scott
Matthew Komar
Francesco Stefani
Norm Goody
David Schools
Vanessa Green
Mary Boscaino Straley
Jerome Baladad
Leesa Folmar
William Callahan
Chase Bamat
Joshua Madden
Dan Scheinberg
AHMED JUMAA ALHOSA...
Israel Ponce
Marek Nenadal
Bryan Garcia
Terry Miles Jr.
Brandon Rich
Kyle Joseph Perri
Alan Coldwell
Ahmad Albarghouthi
Christos Vatalidis
Kent D Hancock
Quoc Pham
Koye Jemisin
Thomas Tracy
Doug Summerson
Laurie Voinchet
Vicente Jose
James & Kristin Klemme
Jason Missakian
Ted Ooyevaar
Chettan Parker
Gret Glyer
Bobby Edelman
Timothy Carlock
Morris Gelman
Amber Shimel
Filipe Peerally
Chris Wingate
Michael Orlando
Jamie Cha
Doug Price
Andrew Bushnell
Tiffany Shafer
Rob Bergmann
Catherine Hardin
Thomas Folmar
Lisa Donoghue
Avinash V Deshmukh

Thank You!

From the Shooting Heroin Movie Team



Spencer T Folmar
Director, Writer, and Producer



Mark Joseph
Co-Producer / Marketer
Worked in development and/or marketing of 40 films including Doonby. Author, columnist, producer.



Brandon Riley
Line Producer
Former Assistant Director. Producer of features and TV projects. Vast knowledge of set operations.



John Honore
Director of Photography
Cinematographer for 110+ films and shorts over 13+ year career. MFA, Cinematography from Chapman.



Mike Newport
Composer
Film, TV and trailer music composer. Has scored productions from blockbusters to quirky indie films.



Jennifer Ricchiazzi
Casting Director
Interned at the Mark Taper Forum and FOX Television. Has worked on critically acclaimed movies.



William Grigsby
Production Supervisor
Has directed/managed professional, technical, support staff. Operated budgets of $4 million.



Andrew Crisman
Editor
10+ years experience

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Spencer T Folmar	Film Producer & Director @ Hard Faith Films	2018

Officers

OFFICER	TITLE	JOINED
Spencer T Folmar	CEO	2018

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Spencer T Folmar	Membership Interests	100.0%

Past Equity Fundraises

None.

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Heroin Film LLC	02/01/2018	$180,000	$180,000	0.0%		Yes

Related Party Transactions

Name	Heroin Film LLC
Amount Invested	$180,000
Transaction type	Loan
Issued	02/01/2018
Outstanding principal plus interest	$180,000 as of 09/2018
Interest	0.0 per annum
Outstanding	Yes
Current with payments	Yes
Relationship	Members of LLC

This is a revenue participation agreement from the members of the LLC. After expenses, each Member shall recoup 110% of his/her Capital Contribution on a pro rata basis. Next, 50% of revenues shall be paid out to Equity Members on a pro rata basis determined by the amount of each Equity Members' Capital Contribution.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

Heroin Film LLC has not yet generated any revenue. Future generation of revenues will be dependent on successfully fundraising for the film and other factors.

The Company faces competition with in the film industry. Our competitors may be better resourced, and may compete with us in recruiting and retaining qualified personnel.

The Company is in need of further funding past its Wefunder raise in order to complete production of the film. Should the Company be unsuccessful in raising those funds, it may have difficulty completing the movie.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The entertainment industry in general, and the motion picture industry in particular, are continuing to undergo significant changes, primarily due to technological developments. Although these developments have resulted in the availability of alternative and competing forms of leisure time entertainment, such technological developments have also resulted in the creation of additional revenue sources through licensing of rights to such new media, and potentially could lead to future reductions in costs of producing and distributing motion pictures.

The Company itself is in its organizational stage and is subject to all the risks incident to the creation and development of a new business, including the absence of a history of operations and minimal net worth. In order to prosper, the success of the Picture will depend partly upon the ability of the Manager to produce a film of exceptional quality at a lower cost, which can compete in appeal with higher-budgeted films of the same genre. In order to minimize this risk, the Manager plans to participate as much as possible throughout the process and will aim to mitigate financial risks where possible. Fulfilling this goal depends on the timing of investor financing, the ability to obtain distribution contracts with satisfactory terms, and the continued participation of the current management.

In addition, the theatrical success of a motion picture remains a crucial factor in generating revenues in other media such as videocassettes and television. Due to the rapid growth of technology, shifting consumer tastes, and the popularity and availability of other forms of entertainment, it is impossible to predict the overall effect these factors will have on the potential revenue from and profitability of feature-length motion pictures.

The Equity Members and the Managers recognize and agree that investment in the film industry is highly speculative and inherently risky. There can be no assurance of the economic success of any motion picture since the revenues derived from the production and distribution of a motion picture depend primarily upon its acceptance by the public, which cannot be predicted. The commercial success of a motion picture also depends upon the quality and acceptance of other competing films released into the marketplace at or near the same time, general economic factors and other tangible and intangible factors, all of which can change and cannot be predicted with certainty.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted. Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor[©];
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, any value given the notes by the Company will be determined by the board of directors in accordance with U.S. generally accepted accounting principles. If the notes are traded on a market and their price is readily available, they will be valued based on their trading prices. Otherwise, they will be valued at fair market value as determined in good faith in accordance with generally accepted standards on a quarterly basis. For example, the notes may be valued based on principal plus anticipated interest payments over the course of the term of the loan. Valuation determinations will be reviewed no less than annually by the Company's board of directors.

In the future, we will perform valuations of our equity that take into account factors such as the following:

- unrelated third party valuations of our equity;
- the price at which we sell other securities, such as convertible debt or equity, in light of the rights, preferences and privileges of our those securities relative to those of our equity;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the lack of marketability of our equity;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Heroin Film LLC

- Pennsylvania Limited Liability Company
- Organized June 2018
- 1 employees

264 Odyssey Lane
Morrisdale PA 16858

http://www.HeroinFilm.com

Business Description

Refer to the Shooting Heroin Movie profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Shooting Heroin Movie is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Say Hello

Questions? Ideas? Love Letters?

Say something nice....

SUBMIT COMMENT


You're pretty neat.

You're the first one here!
Early people don't usually get a prize, so here's a love letter from us.

About us

Our Profile

Jobs

Press

Blog

Charter

Investors

Getting Started

Risks

Earning Returns

Funds

Get $1000

Founders

Raise Money

FAQ

Legal Primer

Deals

How to Raise Money

Say Hello

hello@wefunder.com

Twitter

Facebook

Instagram

San Francisco

wefunder.com/heroinfilm/reports/2019 is managed by Wefunder Inc. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*